

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 28, 2017

Via E-mail
J. Kevin Vann
Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, Oklahoma 74172

   **Re: WPX Energy, Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2016
            Filed February 23, 2017
            File No. 1-35322**

Dear Mr. Vann:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Ethan Horowitz

                              Ethan Horowitz
                              Branch Chief
                              Office of Natural Resources